SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV AND E. LEÓN JIMENES TO FORM A STRATEGIC ALLIANCE

 IN THE CARIBBEAN

São Paulo and Santo Domingo, April 16th, 2012 – Companhia de Bebidas das Américas – Ambev (“Ambev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), announced today that they have entered into a transaction to form a strategic alliance to create the leading beverage company in the Caribbean through the combination of their businesses in the region. The combined business will include beer, malt and soft drinks operations in the Dominican Republic, Antigua, Saint Vincent and Dominica, as well as exports to 16 other countries in the Caribbean, the United States and Europe.

The transaction brings together Ambev’s management capabilities with CND’s well-established operational strength and footprint in the region. Equally important, it represents a unique opportunity to further expand the Presidente brand abroad, and bring more innovation and international brands to the region. Ambev and ELJ also anticipate capturing efficiencies as a result of the integration of both businesses, sharing of best practices and focusing on responsible and sustainable growth.

According to José A. León, Chairman of ELJ’s board of directors: “After thorough consideration and analysis, we have found Ambev to be the ideal partner to enhance CND’s international growth in a fast-changing beverages industry”.

"We have a great deal of respect for the León family, and have been impressed with CND's people, business, and the strength of its brands. We look forward to building a successful partnership with them", said João Castro Neves, Ambev's CEO. “This strategic alliance with ELJ is a key step towards our dream of becoming the leading player in the Caribbean and Central America”, added Alexandre Médicis, Ambev’s VP for Hispanic Latin America (HILA-ex).

Franklin León, President of CND, emphasized: “Since its launch in 1935, Presidente  has become a part of Dominican life, culture and tradition. The León family takes great pride in having built CND into what it is today, and having started to take Presidente beyond the Dominican Republic. I truly believe that this strategic alliance will take our business to the next level by giving our people new career and development opportunities, and taking Presidente, and everything it stands for, even further around the world. All this while maintaining our historic and cultural ties to the Dominican Republic and its community.”

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, and ELJ will be the shareholders of Tenedora CND S.A., a holding company which will own 83.5% of the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an initial indirect 41.76% interest in CND. The parties will enter into a shareholders’ agreement with respect to the governance of the holding company, including board representation and voting rights, pursuant to which Ambev Brasil will nominate 5 members of the holding company’s Board of Directors and ELJ will nominate 4 board members, among other provisions. The shareholders’ agreement also provides for restrictions on the transfer of shares and a put and call structure. Ambev will report CND’s results on a fully consolidated basis.

Ambev’s initial indirect interest in CND will be acquired through a cash payment of approximately U.S.$1.0 billion and the contribution of Ambev Dominicana. The combined entities would have had net revenues of approximately U.S.$570 million in 2011 and are expected to have an estimated combined EBITDA for the first 12 months of operations of approximately U.S.$190 million, which implies an EV/EBITDA multiple of approximately 13x. The transaction is also expected to be EPS accretive in the first year of operations and will not be subject to article 256 of Law No. 6,404/76 because ELJ’s stake in the holding company will be acquired by Ambev Brasil.

CND will continue to operate under its name, with Franklin León as President and Alexandre Médicis as Chief Executive Officer.

The closing of the transaction, which is subject to customary conditions precedent, is expected to take place in the second quarter of 2012.

Separately, Ambev Brasil will acquire an additional stake in CND of 9.3%, which is currently owned by Heineken N.V. (“Heineken”), for U.S.$237 million at the closing date, at which point Ambev will own a total indirect interest of approximately 51% in CND.

Deutsche Bank and Lazard acted as financial advisors to Ambev, and ELJ was advised by Bank of America Merrill Lynch. Debevoise & Plimpton LLP and Pellerano & Herrera were legal counsel to Ambev, and Sidley Austin LLP, Pereyra & Asociados and Federico C. Alvarez advised ELJ.

About Ambev

Ambev is the largest brewer in Brazil and in South America through its beer brands Skol, Brahma  and Antarctica. Ambev also produces and distributes soft drinks brands such as Guaraná Antarctica, and has franchise agreements for Pepsi, H2OH!, Gatorade  and Lipton Ice Tea. Ambev entered the Dominican Republic in 2004 through the acquisition of the Pepsi bottler in the country, and in 2005 completed the greenfield construction of a brewery. Ambev’s current portfolio in the Dominican Republic includes Brahma Light, Brahma, Stella Artois, Budweiser, Pepsi-Cola, Pepsi Light, 7Up, and Red Rock.

About CND

CND produces and distributes several brands of beer and malt. Since 1929, the company has distinguished itself for its top quality products. Its beer portfolio includes Presidente, Presidente Light, Bohemia, Bohemia Light, The One, Hairoun, Kubuli, Wadadli, Brisa, Corona, Miller  and Miller 64. The malt unit includes the brands Lowenbrau, Malta Morena and Vita Malt plus. The company also distributes locally Barceló Rum. CND has plants in Santo Domingo, Dominica and Saint Vincent.

For additional information, please contact the Investor Relations Department:

Lucas Lira (+55 11) 2122-1415 lucas.lira@ambev.com.br	Tatiana Rodrigues (+55 11) 2122-1414 tatiana.rodrigues@ambev.com.br

www.ambev-ir.com

E. León Jimenes / CND contacts:

Mario Pujols 809 487 3053 Mario.Pujols@elj.com.do	Luis Rubio 809 487 3070 Luis.Rubio@elj.com.do

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer